Exhibit 99.10

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

France: Total and Gaz de France Separate Their
Cross-Shareholdings in GSO and CFM and Total to Acquire an
Interest In the Fos Cavaou LNG Terminal

Paris, November 24, 2003 — Total and Gaz de France have signed a ‘protocol of intent’ to separate their cross-shareholdings in Gaz du Sud-Ouest (GSO) and Compagnie Française du Méthane (CFM), their jointly-owned gas transmission and supply subsidiaries in France.

With this protocol, Total would thus become the sole shareholder in GSO while Gaz de France would thus become the sole shareholder of CFM. Furthermore, Total would directly acquire a part of CFM’s trading operations. The Group is pursuing its strategy of becoming a top-tier supplier of gas to industrial and commercial customers in France, a market in which it will thus have a market share of around 11% once restructuring has been completed.

Gaz de France currently holds a 30% interest in GSO and Total 45% in CFM.

This protocol reflects Total and Gaz de France’s shared commitment to adapting to the structural changes in the French gas market. From July 1, 2004, the industrial and non-residential markets will be open to competition. As of this date currently integrated gas utilities will unbundle their transmission and trading operations. From July 1, 2007 the market will be fully open for residential customers and liberalization will be achieved.

In addition, the same protocol will permit Total to acquire a one-third interest in the Fos Cavaou regasification terminal project in southern France. The liquefied natural gas receiving terminal is scheduled for commissioning in 2007. It will have an initial capacity of 8.25 billion cubic meters, which could subsequently be expanded.

“We have significant natural gas reserves, notably in the Middle East and West Africa, that are geographically well positioned to supply the French market,” says Yves-Louis Darricarrère, President Gas and Power at Total. “This market is a priority target. Total’s interest in the Fos Cavaou terminal, which will be a new supply point for this market, is a key step in achieving our goals.”

Implementation of the protocol remains subject to scrutiny by the competent authorities and other bodies.

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